UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ALLIANCE RESOURCE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

01877R108

(CUSIP Number)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

with a copy to:

R. Eberley Davis

Senior Vice President, General Counsel and Secretary

Alliance Resource Management GP, LLC)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Joseph W. Craft III

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 18,593,374*

	8	Shared Voting Power: 1,521,132*

	9	Sole Dispositive Power: 18,593,374*

	10	Shared Dispositive Power: 1,521,132*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,114,506

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%**

14	Type of Reporting Person: HC, IN

*      The common units representing limited partner interests (the “ARLP common units”) of Alliance Resource Partners, L.P. (“ARLP”) attributable to Mr. Craft consist of (i) 18,593,374 ARLP common units held directly by him as trustee of JWC III Rev Trust, (ii) 2,000 ARLP common units held by his son, (iii) 168,603 ARLP common units held by his spouse and (iv) 1,350,529 ARLP common units held by Alliance Resource GP, LLC, which is jointly owned by Mr. Craft and Kathleen S. Craft.

**   Based on a total of 132,246,604 ARLP common units issued and outstanding as of June 1, 2018.

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons C-Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person: HC, OO

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Alliance GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person: HC, OO

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed by each of Joseph W. Craft III (“Craft”), C-Holdings, LLC (“C-Holdings”) and Alliance GP, LLC (“AGP” and together with Craft and C-Holdings, the “Reporting Persons”), to amend the Schedule 13D filed on May 21, 2002, as amended and supplemented by Amendment No. 1 filed on April 7, 2003, Amendment No. 2 filed on August 8, 2017 and Amendment No. 3 filed on March 15, 2018 (collectively, the “Prior Schedule 13D”). The Prior Schedule 13D shall not be modified except as specifically provided herein. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 2.                                 Identity and Background.

Schedule I is hereby amended and restated in its entirety as attached hereto.

Item 3.                                 Source and Amount of Funds of Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.                                 Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented as follows:

On May 31, 2018, Alliance Resource Partners, L.P., a Delaware limited partnership (“ARLP”), and AHGP, completed the transactions contemplated by that certain Simplification Agreement dated as of February 22, 2018 (the “Simplification Agreement”), by and among AHGP, Alliance GP, LLC, a Delaware limited liability company and the general partner of AHGP (“AGP”), certain subsidiaries of AHGP and AGP, ARLP, Alliance Resource Management GP, LLC, a Delaware limited liability company and the general partner of ARLP (“MGP”), and Alliance Resource GP, LLC, a Delaware limited liability company (“SGP”). Pursuant to the Simplification Agreement, among other things, through a series of transactions, (i) AHGP became a wholly owned subsidiary of ARLP, (ii) New AHGP GP, LLC, a Delaware limited liability company and wholly owned subsidiary of AHGP (“New AHGP GP”), became a wholly owned subsidiary of ARLP and the new general partner of AHGP, and (iii) MGP became a wholly owned subsidiary of AGP and continues to be the general partner of ARLP. The Simplification Agreement and the transactions contemplated thereby (the “Simplification Transactions”), including the Merger (as defined below), were approved by written consent by holders of approximately 68% of the AHGP common units outstanding as of April 25, 2018, the record date for the consent solicitation.

The Simplification Transactions were effected in part through a merger, whereby Wildcat GP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of AGP (“Merger Sub”), merged with and into AHGP, with AHGP surviving and continuing to exist as a Delaware limited partnership (the “Merger”). By virtue of the Merger, each AHGP common unit that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the AHGP common units held by SGP, was canceled and converted into the right to receive approximately 1.4782 ARLP common units held by AHGP and its subsidiaries immediately prior to the Effective Time (the “Exchange Units”), and the AHGP common units held by SGP immediately prior to the Effective Time were canceled and converted into the right to receive 29,188,997 Exchange Units, which equals (i) the product of the number of AHGP common units held by SGP immediately prior to the Effective Time multiplied by 1.4782, minus (ii) 1,322,388 ARLP common units to be issued to SGP pursuant to the transactions immediately following the Merger (as described below). As part of the Merger, all of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time were converted into and became limited partner interests in AHGP and were held momentarily by SGP. All AHGP deferred phantom units that were outstanding immediately prior to the Effective Time were paid in full and deemed to have been converted into AHGP common units and had a right to receive a portion of the Exchange Units on the same economically equivalent basis as the other AHGP unitholders (other than SGP) as described above.

Immediately following the closing of the Merger, (i) SGP contributed all of the limited partner interests in AHGP to ARLP in exchange for 1,322,388 ARLP common units, and ARLP was admitted as the sole limited partner of AHGP, and (ii) AGP contributed all of the limited liability company interests of New AHGP GP, which became the new general partner of AHGP, to ARLP, and ARLP was admitted as the sole member of New AHGP GP. The number of ARLP common units issued to SGP upon the closing of the Simplification Transactions was calculated pursuant to the Simplification Agreement on an economically equivalent basis in exchange for a 1.0001% general partner interest in Alliance Resource Operating Partners, L.P., a Delaware limited partnership (“AROP”), and a 0.001% managing membership interest in Alliance Coal, LLC, a Delaware limited liability company (“Alliance Coal”), in each case in connection with ARLP’s last quarterly distribution of available cash prior to the closing of the Simplification Transactions.

At the Effective Time, the Certificate of Limited Partnership of AHGP remained unchanged and became the certificate of limited partnership of the surviving entity of the Merger and the Amended and Restated Agreement of Limited Partnership of AHGP, as amended by Amendment No. 1 thereto as of the Effective Time, was amended and restated to reflect, among other items, the admission of AGP as the sole general partner and SGP as the sole limited partner of AHGP (as amended and restated, the “Second Amended and Restated AHGP Partnership Agreement”). Immediately following the Effective Time and as contemplated by the Simplification Agreement, the Second Amended and Restated AHGP Partnership Agreement was amended and restated to reflect, among other items, the admission of New AHGP GP as the general partner of AHGP and the admission of ARLP as the sole limited partner of AHGP (as amended and restated, the ‘Third Amended and Restated AHGP Partnership Agreement”). The foregoing description of the Second Amended and Restated AHGP Partnership Agreement and the Third Amended and Restated AHGP Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits I and J to this Amendment and are incorporated herein by reference.

In connection with the consummation of the Simplification Transactions and as contemplated by the Simplification Agreement, (i) the Amended and Restated Agreement of Limited Partnership of AROP was amended to reflect, among other item, the admission of MGP II as the managing general partner of AROP (as amended, the “Amended AROP Partnership Agreement”), (ii) the Amended and Restated Operating Agreement of Alliance Coal was amended to reflect, among other items, the admission of MGP II as the managing member of Alliance Coal (as amended, the “Amended Alliance Coal Operating Agreement”), (iii) the Second Amended and Restated Operating Agreement of MGP was amended to reflect, among other items, the admission of AGP as the sole member of MGP (as amended, the “Amended MGP Operating Agreement”), (iv) the Limited Liability Company Agreement of New AHGP GP was amended to reflect, among other items, the admission of ARLP as the sole member of New AHGP GP (as amended, the “Amended New AHGP GP Agreement”). The foregoing description of the Amended AROP Partnership Agreement, the Amended Alliance Coal Operating Agreement, the Amended MGP Operating Agreement and the Amended New AHGP GP Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits M, N, O and P to this Amendment and are incorporated herein by reference.

Upon the consummation of the Simplification Transactions, the NASDAQ filed a Form 25 with the Securities and Exchange Commission (the “SEC”) on May 31, 2018 to delist the AHGP common units from the NASDAQ and to deregister the AHGP common units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). AHGP common units were suspended from trading on the NASDAQ prior to the opening of trading on June 1, 2018.

On May 31, 2018, AHGP entered into a First Amendment to Contribution Agreement (the “First Amendment”), by and among ARLP, MGP, SGP, ARM GP Holdings, Inc., a Delaware corporation, MGP II and AHGP. The purpose of the First Amendment was to correct an error in the previous calculation of ARLP common units to be issued to SGP upon completion of the transactions contemplated by that certain Contribution Agreement dated July 28, 2017 (the “Original Agreement”), by and among the parties to the First Amendment. The number of ARLP common units issued to SGP pursuant to the Original Agreement was discovered to be insufficient to result in the contributions of certain assets by SGP and MGP, respectively, to ARLP pursuant to the Original Agreement being on a proportionate economic basis.  Pursuant to the Amendment, ARLP issued an additional 20,960 ARLP common units to SGP and paid SGP $42,548.80 in cash, representing the aggregate per ARLP common unit distribution of $2.03 that SGP would have received since the date of the Original Agreement if the 20,960 ARLP common units had been issued to SGP on the date of the Original Agreement. For further details of the Original Agreement and the transactions contemplated thereby, please see AHGP’s Current Report on Form 8-K filed with the SEC on July 28, 2017. A copy of the First Amendment is attached hereto as Exhibit Q and is incorporated herein by reference.

To reflect the entry into the First Amendment, ARLP adopted an Amendment No. 2 to the Fourth Amended and Restated Agreement of Limited Partnership (as amended, the “ARLP Partnership Agreement”), a copy of which is attached hereto as Exhibit K and is incorporated herein by reference.

On June 1, 2018, ARLP adopted an Amendment No. 3 to the ARLP Partnership Agreement. The amendment makes certain changes to the ARLP Partnership Agreement to facilitate ARLP’s use of its Available Cash (as defined in the ARLP Partnership Agreement) to repurchase the ARLP common units in accordance with its previously announced unit repurchase program as well as to make quarterly distributions to its unitholders. A copy of Amendment No. 3 to the ARLP Partnership Agreement is attached hereto as Exhibit L and is incorporated herein by reference.

Except as set forth in this Amendment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in ARLP through, among other things, the purchase or sale of securities of ARLP on the open market or in private transactions or otherwise, including the exercise of warrants or options, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a) — (b)                       The aggregate number and percentage of shares of ARLP common units beneficially owned by the Reporting Persons (on the basis of 132,246,604 ARLP common units issued and outstanding as of June 1, 2018) are as follows:

(1)         Craft

(a)         Amount beneficially owned: 20,114,506 ARLP common units Percentage: 15.2%

(b)         Number of ARLP common units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 18,593,374

(ii)          Shared power to vote or to direct the vote: 1,521,132

(iii)       Sole power to dispose or to direct the disposition of: 18,593,374

(iv)      Shared power to dispose or to direct the disposition of: 1,521,132

(2)         C-Holdings

(a)         Amount beneficially owned: 0 ARLP common units Percentage: 0%

(b)         Number of ARLP common units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 0

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 0

(3)         AGP

(a)         Amount beneficially owned: 0 ARLP common units Percentage: 0%

(b)         Number of ARLP common units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 0

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 0

(4)         The Reporting Persons’ ownership has been adjusted to reflect the two-for-one splits of the ARLP common units that occurred on September 15, 2005 and June 16, 2014, which had no impact on the ownership percentages of the Reporting Persons.

(c)          Except as set forth in this Amendment, the Reporting Persons have not engaged in any transaction in ARLP common units during the past 60 days. On May 31, 2018, as a result of the Simplification Transactions, the 87,188,338 ARLP common units that were beneficially owned by each of the Reporting Persons through AHGP and its subsidiaries were distributed to holders of AHGP common units. In addition, Craft acquired an aggregate of 19,726,913 ARLP common units in the Simplification Transactions, including 168,603 Exchange Units acquired through his spouse, 1,322,388 newly issued ARLP common units acquired through SGP and 18,235,922 Exchange Units acquired in exchange for the AHGP common units owned by Craft and SGP immediately prior to the Simplification Transactions. On May 31, 2018, Craft also acquired an additional 20,960 ARLP common units through SGP pursuant to the First Amendment.

(d)         The record holders of the ARLP common units reported on the cover pages of this Amendment each have the right to receive distributions from, and the proceeds of sale of, the ARLP common units held by such persons. As a joint owner of SGP, Kathleen S. Craft has the same right as Craft to receive and the same power as Craft to direct the receipt of distributions from, or the proceeds from the sale of, the 1,350,529 ARLP common units beneficially owned by Craft through SGP.

(e)          As part of the Simplification Transactions described in Item 4, all ARLP common units previously owned by the Reporting Persons through AHGP and its subsidiaries were distributed to holders of AHGP common units on May 31, 2018. C-Holdings and AGP consequently no longer own any ARLP common units, and this Amendment constitutes an exit filing for them.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit O:

Second Amended and Restated Agreement of Limited Partnership of Alliance Holdings GP, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit P:

Third Amended and Restated Agreement of Limited Partnership of Alliance Holdings GP, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.2 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit Q:

Amendment No. 2 to Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.3 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit R:

Amendment No. 3 to Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of June 1, 2018 (incorporated by reference to Exhibit 3.4 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit S:

Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Alliance Resource Operating Partners, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.5 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit T:

Amendment No. 2 to Amended and Restated Operating Agreement of Alliance Coal, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.6 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit U:

Third Amended and Restated Operating Agreement of Alliance Resource Management GP, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.7 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit V:	Amended and Restated Limited Liability Company Agreement of New AHGP GP, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.8 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).
Exhibit W:

First Amendment to Contribution Agreement, dated as of May 31, 2018, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P. (incorporated by reference to Exhibit 10.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

JOSEPH W. CRAFT III

By:	/s/ Kenneth Hemm
Name:	Kenneth Hemm
Title:	Attorney-in-Fact

C-HOLDINGS, LLC

By:	/s/ Kenneth Hemm
Name:	Kenneth Hemm
Title:	Attorney-in-Fact

ALLIANCE GP, LLC

By:	/s/ Kenneth Hemm
Name:	Kenneth Hemm
Title:	Attorney-in-Fact

SCHEDULE I

Executive Officers and Directors of Alliance GP, LLC

Joseph W. Craft III

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: President, Chief Executive Officer and Director of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 20,114,506                                                                                                                                                                     Percentage: 15.2%

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 18,593,374

(ii)          Shared power to vote or to direct the vote: 1,521,132

(iii)       Sole power to dispose or to direct the disposition of: 18,593,374

(iv)      Shared power to dispose or to direct the disposition of: 1,521,132

Brian L. Cantrell

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President and Chief Financial Officer of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 147,532                                                                                                                                                                                      Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 147,532

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 147,532

(iv)      Shared power to dispose or to direct the disposition of: 0

R. Eberley Davis

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President, General Counsel and Secretary of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 90,493                                                                                                                                                                                             Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 90,493

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 90,493

(iv)      Shared power to dispose or to direct the disposition of: 0

Robert G. Sachse

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Executive Vice President of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 147,773                                                                                                                                                                                      Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 147,773

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 147,773

(iv)      Shared power to dispose or to direct the disposition of: 0

Charles R. Wesley

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Executive Vice President and Director of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 4,305,203                                                                                                                                                                            Percentage: 3.3%

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 1,035,728

(ii)          Shared power to vote or to direct the vote: 3,269,475

(iii)       Sole power to dispose or to direct the disposition of: 1,035,728

(iv)      Shared power to dispose or to direct the disposition of: 3,269,475

Thomas M. Wynne

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President and Chief Operating Officer of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 1,087,012                                                                                                                                                                            Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 735,976

(ii)          Shared power to vote or to direct the vote: 351,036

(iii)       Sole power to dispose or to direct the disposition of: 735,976

(iv)      Shared power to dispose or to direct the disposition of: 351,036

Thomas M. Davidson, Sr.

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC

Citizenship: USA

Amount beneficially owned: 11,708                                                                                                                                                                                             Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 11,708

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 11,708

(iv)      Shared power to dispose or to direct the disposition of: 0

Robert J. Druten

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC

Citizenship: USA

Amount beneficially owned: 37,629                                                                                                                                                                                             Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 37,629

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 37,629

(iv)      Shared power to dispose or to direct the disposition of: 0

Wilson M. Torrence

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC

Citizenship: USA

Amount beneficially owned: 34,796                                                                                                                                                                                             Percentage: *

Number of units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 34,796

(ii)          Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 34,796

(iv)      Shared power to dispose or to direct the disposition of: 0

*                 Less than 1%.

EXHIBIT INDEX

Exhibit O:

Second Amended and Restated Agreement of Limited Partnership of Alliance Holdings GP, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit P:

Third Amended and Restated Agreement of Limited Partnership of Alliance Holdings GP, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.2 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit Q:

Amendment No. 2 to Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.3 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit R:

Amendment No. 3 to Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of June 1, 2018 (incorporated by reference to Exhibit 3.4 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit S:

Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Alliance Resource Operating Partners, L.P., dated as of May 31, 2018 (incorporated by reference to Exhibit 3.5 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit T:

Amendment No. 2 to Amended and Restated Operating Agreement of Alliance Coal, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.6 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit U:

Third Amended and Restated Operating Agreement of Alliance Resource Management GP, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.7 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

Exhibit V:	Amended and Restated Limited Liability Company Agreement of New AHGP GP, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 3.8 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).
Exhibit W:

First Amendment to Contribution Agreement, dated as of May 31, 2018, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P. (incorporated by reference to Exhibit 10.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).